UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

GenTek Inc.

(Name of Subject Company (Issuer))

ACP ACQUISITION, LLC

ABRAMS CAPITAL, LLC

GREAT HOLLOW PARTNERS, LLC

(Name of Filing Persons (Offerors))

Tranche B Warrants to Purchase Shares of Common Stock

Tranche C Warrants to Purchase Shares of Common Stock

(Title of Class of Securities)

37245X120

37245X138

(CUSIP Number of Class of Securities)

David C. Abrams

Travis M. Rhodes

Abrams Capital, LLC

222 Berkeley Street, 22nd Floor

Boston, MA 02116

(617) 646-6100

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

Copy to:

Joseph L. Johnson III

Goodwin Procter LLP

Exchange Place

Boston, MA 02109

(617) 570-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$4,067,363.75	$478.73

*	Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 619,095 Tranche B Warrants and 302,360 Tranche C Warrants of GenTek Inc. at the tender offer price of $4.25 Tranche B Warrant and $4.75 Tranche C Warrant.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Fee Rate Advisory No. 6 for fiscal year 2005, equals $117.70 per million of transaction value.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by ACP Acquisition, LLC, a Delaware limited liability company, Abrams Capital, LLC, a Delaware limited liability company, and Great Hollow Partners, LLC, a Delaware limited liability company (together, the “Purchaser”), to purchase all of the outstanding Tranche B Warrants (the “Tranche B Warrants”) and all of the outstanding Tranche C Warrants (the “Tranche C Warrants” and together with the Tranche B Warrants, the “Warrants”) of GenTek Inc. (“GenTek” or the “Subject Company”), at a purchase price of $4.25 per Tranche B Warrant and $4.75 per Tranche C Warrant, each net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 17, 2005 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) respectively, which together, as each may be amended or supplemented from time to time, constitutes the “Offer.” This Schedule TO is being filed on behalf of the Purchaser and is intended to satisfy the reporting requirements of Rule 14d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The information set forth in the Offer to Purchase, including the Schedule I thereto, is hereby incorporated by reference in answer to items 1 through 9 and item 11 of this Schedule TO, and is supplemented by the information specifically provided herein.

ITEM 1. SUMMARY TERM SHEET.

The information set forth in the “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) The name of the Subject Company and the issuer of the securities to which this Schedule TO relates is GenTek Inc., a Delaware corporation. The Subject Company’s principal executive offices are located at 90 East Halsey Road, Parsippany, NJ 07054. The Subject Company’s telephone number is (973) 515-1845.

(b) This Schedule TO relates to the Tranche B Warrants, of which the Purchaser believes there are 619,095 Tranche B Warrants issued and outstanding, and Tranche C Warrants, of which the Purchaser believed there are 302,360 Tranche C Warrants issued and outstanding. These statements are based on the Subject Company’s Form 10-Q for the fiscal quarter ended June 30, 2005, as filed with the United States Securities and Exchange Commission (the “SEC”) on August 10, 2005. The information set forth in the “Introduction” of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in Section 6 of the Offer to Purchase entitled “Price Range of the Warrants” is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a)-(c) This Schedule TO is filed by the Purchaser. The information set forth in Section 9 of the Offer to Purchase entitled “Certain Information Concerning the Purchaser” and Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

(a) The information set forth in the “Introduction” and Sections 1, 2, 3, 4, 5, 13, 15, 16 and 17 of the Offer to Purchase entitled “Terms of the Offer,” “Acceptance for Payment and Payment for Warrants,” “Procedure for Tendering Warrants,” “Withdrawal Rights,” “United States Federal Income Tax Consequences,” “Certain Legal Matters,” “Conditions of the Offer,” “Fees and Expenses” and “Miscellaneous,” respectively, is incorporated herein by reference.

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ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)-(b) The information set forth in Sections 9 and 11 of the Offer to Purchase entitled “Certain Information Concerning the Purchaser” and “Background of the Offer; Past Contacts, Negotiations and Transactions,” respectively, is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) and (c) The information set forth in the “Introduction” and Sections 7, 12 and 13 of the Offer to Purchase entitled “Effect of the Offer on the Market for the Warrants; OTCBB Trading; Exchange Act Registration; Margin Regulations,” “Purpose of the Offer; Plans for GenTek; Other Matters” and “Certain Legal Matters,” respectively, is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information set forth in Section 10 of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

The information set forth in the “Introduction” and Sections 9 and 11 of the Offer to Purchase entitled “Certain Information Concerning the Purchaser” and “Background of the Offer; Past Contacts, Negotiations and Transactions,” respectively, and Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The information set forth in Section 16 of the Offer to Purchase entitled “Fees and Expenses” is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

(a) The information set forth in Sections 7, 9, 11, 13 and 15 of the Offer to Purchase entitled “Effect of the Offer on the Market for the Warrants; OTCBB Trading; Exchange Act Registration; Margin Regulations,” “Certain Information Concerning the Purchaser,” “Background of the Offer; Past Contacts, Negotiations and Transactions,” “Certain Legal Matters” and “Conditions of the Offer,” respectively, is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 12. EXHIBITS.

(a)(1)(A)	Offer to Purchase, dated October 17, 2005.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(G)	Letter to Warrantholders.
(a)(1)(H)	Summary Advertisement published in Investor’s Business Daily on October 17, 2005.
(a)(1)(I)	Not applicable.
(a)(1)(J)	Press Release issued by Abrams Capital, LLC dated October 17, 2005.
(b)	Not applicable.
(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 17, 2005

ACP ACQUISITION, LLC By: Abrams Capital, LLC, a Managing Member

By:	/S/ DAVID C. ABRAMS
Name: David C. Abrams Title: Managing Member

ABRAMS CAPITAL, LLC

By:	/S/ DAVID C. ABRAMS
Name: David C. Abrams Title: Managing Member

GREAT HOLLOW PARTNERS, LLC

By:	/S/ DAVID C. ABRAMS
Name: David C. Abrams Title: Managing Member

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INDEX TO EXHIBITS

(a)(1)(A)	Offer to Purchase, dated October 17, 2005.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(G)	Letter to Warrantholders.
(a)(1)(H)	Summary Advertisement published in Investor’s Business Daily on October 17, 2005.
(a)(1)(I)	Not applicable.
(a)(1)(J)	Press Release issued by Abrams Capital, LLC dated October 17, 2005.
(b)	Not applicable.
(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.